UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Matters to a Vote of Security Holders.

On September 13, 2012, the Annual Meeting of Shareholders (the “Meeting”) of Birks & Mayors Inc. (the “Company”) was held in Montreal, Quebec. The shareholders of record at the close of business on August 3, 2012 (the “Record Date”) were entitled to vote at the Meeting. As of the Record Date, the Company had 3,673,615 Class A voting shares outstanding (which entitle holder to one vote per share), 7,717,970 Class B multiple voting shares outstanding (which entitle holder to 10 votes per share) and no preferred shares outstanding.

The shareholders of the Company elected as directors Dr. Lorenzo Rossi di Montelera, Thomas A. Andruskevich, Jean-Christophe Bédos, Gérald Berclaz, Emily Berlin, Shirley A. Dawe, Elizabeth M. Eveillard, Louis L. Roquet, Niccolò Rossi di Montelera and Guthrie J. Stewart to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are elected or appointed. The election of directors by the shareholders was by the following votes:

Name	Votes For	Votes Withheld	Non-Votes
Dr. Lorenzo Rossi di Montelera	79,084,443	45,177	1,069,986
Thomas A. Andruskevich	79,084,529	45,091	1,069,986
Jean-Christophe Bédos	79,084,095	45,525	1,069,986
Gérald Berclaz	79,084,537	45,083	1,069,986
Emily Berlin	79,084,877	44,743	1,069,986
Shirley A. Dawe	79,084,877	44,743	1,069,986
Elizabeth M. Eveillard	79,084,441	45,179	1,069,986
Louis L. Roquet	79,084,063	45,557	1,069,986
Niccolò Rossi di Montelera	79,084,106	45,514	1,069,986
Guthrie J. Stewart	79,084,884	44,736	1,069,986

The shareholders authorized the appointment of KPMG LLP as the Company’s independent auditors and authorized the directors to fix KPMG LLP’s remuneration by a vote of 80,151,678 shares in favor, 46,945 shares against and 983 shares abstaining.

The shareholders ratified the modifications to By-law No. One by a vote of 79,082,259 shares in favor, 17,406 shares against and 29,955 shares abstaining.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 19, 2012		Group Vice President, Legal Affairs and Corporate Secretary

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